Contacts:	**Leiv Lea**
	Pharmacyclics, Inc.
	(408) 774-0330
	Carolyn Wang
	WeissComm Partners
	(415) 946-1065

PHARMACYCLICS REPORTS FOURTH QUARTER AND FISCAL 2008 FINANCIAL RESULTS

- Company to Host Conference Call at 4:30 p.m. ET Today -

SUNNYVALE, CA, August 14, 2008 -- Pharmacyclics, Inc. (Nasdaq: PCYC) today reported financial results for its fourth quarter and fiscal year ended June 30, 2008. The net loss for the fourth quarter of fiscal 2008 was $4.6 million, or $0.18 per share, compared to a net loss of $7.0 million, or $0.27 per share, for the fourth quarter of fiscal 2007.

Total operating expenses were $4.8 million for the fourth quarter of fiscal 2008 compared to $7.6 million for the fourth quarter of fiscal 2007. Share-based compensation expense was $0.5 million in the fourth quarter of fiscal 2008 compared to $0.8 million in the fourth quarter of fiscal 2007. The decrease in total operating expenses in the fourth quarter of fiscal 2008 was primarily related to reduced personnel expenses due to lower headcount, lower outside clinical trial costs and reduced preclinical expenses associated with the company's Factor VIIa inhibitor program due to the completion of preclinical activities.

Pharmacyclics also reported financial results for the fiscal year ended June 30, 2008. The net loss for the fiscal year ended June 30, 2008 was $24.3 million, or $0.93 per share. This compares to a net loss of $26.2 million, or $1.08 per share, for fiscal year 2007.

As of June 30, 2008, the company had cash, cash equivalents and marketable securities totaling $16.8 million. This compares to $38.8 million in cash, cash equivalents and marketable securities as of June 30, 2007.

Fiscal 2009 Guidance

Pharmacyclics projects total operating expenses, excluding share-based compensation, of between $14 and $15 million for fiscal year 2009, including general and administrative expenses of approximately $4 million. Including share-based compensation expense, Pharmacyclics projects total operating expenses of between $16 and $17 million for fiscal year 2009, including general and administrative expenses of approximately $5 million. Financial projections involve a high level of uncertainty due to, among other factors, the variability involved in predicting requirements of early stage research programs and clinical trials, the potential for entering into partnering arrangements or strategic collaborations, the timing of U.S. Food and Drug Administration (FDA) decisions and share-based compensation expense.

"We continue to advance our pipeline of novel product candidates with our HDAC inhibitor moving into a Phase 2 trial for treatment of lymphomas and the filing of an IND for our Factor VIIa inhibitor " said Richard A. Miller, M.D., president and chief executive officer of Pharmacyclics. "Enrollment in two Phase 2 trials with motexafin gadolinium for adult brain tumors and childhood gliomas also continues under sponsorship of the National Cancer Institute and we are planning to conduct a pivotal Phase 3 trial with motexafin gadolinium in patients with brain metastases from lung cancer. Our strategy is to build value in these multiple products as we progress with their development."

Recent and Upcoming Milestones

- Initiated a multicenter Phase 2 trial evaluating oral HDAC inhibitor, PCI-24781, in hematologic malignancies.
- Announced final data from a Phase 1/2 study showing a 46 percent complete response rate and a 57 percent overall response rate in 28 patients with multiply recurrent non-Hodgkin's lymphoma (NHL) who were treated with motexafin gadolinium (MGd, Xcytrin®) in combination with Yttrium-90 Ibritumomab Tiuxetan (Zevalin™), an approved antibody-targeted radiation therapy.
- Announced results from a preclinical study evaluating PCI-32765, an orally available, selective inhibitor of Bruton's tyrosine kinase, or Btk, in collagen induced arthritis, an established animal model for rheumatoid arthritis (RA). Treatment of animals with

advanced disease, with PCI-32765 reduced inflammation and induced regression of disease.

- Filed an investigational new drug (IND) application for PCI-27483, a small molecule inhibitor of Factor VIIa being developed both for the treatment of thrombotic complications of cancer and as an anti-cancer agent.
- Plan to complete enrollment and evaluation of a Phase 1 trial in normal volunteers with our Factor VIIa inhibitor, PCI-27483, in the fourth quarter of calendar 2008.
- Plan to initiate a Phase 1 trial with our oral Btk inhibitor, PCI-32765, in patients with recurrent B-cell lymphoma in the fourth quarter of calendar 2008. This study is designed to evaluate safety and efficacy using a novel pharmacodynamic biomarker.
- Plans are underway to design and conduct a pivotal Phase 3 trial with motexafin gadolinium in patients with brain metastases from non-small cell lung cancer receiving whole brain radiation and stereotactic radiosurgery. This trial is anticipated to begin in the first half of calendar 2009.

Conference Call and Webcast Details

The Company will hold a conference call today at 4:30 p.m. EDT to discuss fiscal 2008 year-end financial results and achievements and fiscal 2009 guidance. To participate in the conference call, please dial 800-497-0451 for domestic callers and 706-758-3306 for international callers and reference conference passcode 59146626. To access the live audio broadcast or the subsequent archived recording, log on to http://www.pharmacyclics.com. The archived version of the webcast will be available on the company's website for one month.

About Pharmacyclics

Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer and other serious diseases. The company is leveraging its small-molecule drug development expertise to build a pipeline in oncology and immune diseases based on a wide range of targets, pathways and mechanisms. More information about the company, its technology, and products can be found at www.pharmacyclics.com. Pharmacyclics®, Xcytrin® and the "pentadentate" logo® are registered trademarks of Pharmacyclics, Inc.

NOTE: Other than statements of historical fact, the statements made in this press release about projected operating expenses, plans for initiating Phase 1 trials for PCI-27483 and PCI-32765, plans to conduct a pivotal Phase 3 trial for motexafin gadolinium, and other future plans and timelines for our preclinical studies and clinical trials, progress of and reports of results from preclinical studies and clinical trials, clinical development plans and product development and corporate partnering activities are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. The words "project," "believe," "will," "may," "continue," "plan," "expect," "intend," "anticipate," variations of such words, and similar expressions also identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements. Factors that could affect actual results include risks associated with unexpected delays in clinical trials and preclinical studies and the timing for making related regulatory filings; our ability to estimate accurately the amount of cash to be used to fund operations over the next 12 months, our ability to obtain future financing and fund the product development of our pipeline; the fact that data from preclinical studies and Phase 1 or Phase 2 clinical trials may not necessarily be indicative of future clinical trial results; the initiation, timing, design, enrollment and cost of clinical trials and preclinical studies; our ability to establish successful partnerships and collaborations with third parties; the regulatory approval process in the United States and other countries; and our future capital requirements. For further information about these risks and other factors that may affect the actual results achieved by Pharmacyclics, please see the company's reports as filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to its annual report on Form 10-K for the period ended June 30, 2007 and its subsequently filed quarterly reports on Form 10-Q. Forward-looking statements contained in this announcement are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

---FINANCIALS ATTACHED---

Pharmacyclics, Inc.
(a development stage enterprise)
Condensed Statements of Operations
(unaudited) (in thousands, except per share data)

	Three Months Ended June 30,		Twelve Months Ended June 30,	
	2008	2007	2008	2007
Grant revenue	$ --	$ 107	$ --	$ 126
Operating expenses:				
Research and development	3,358	5,558	18,180	21,115
General and administrative	1,409	2,088	7,332	7,403
Total operating expenses	4,767	7,646	25,512	28,518
Loss from operations	(4,767)	(7,539)	(25,512)	(28,392)
Interest and other, net	139	549	1,214	2,175
Net loss	$ (4,628)	$ (6,990)	$ (24,298)	$ (26,217)
Basic and diluted net loss per share	$ (0.18)	$ (0.27)	$ (0.93)	$ (1.08)
Shares used to compute basic and diluted net loss per share	26,008	25,958	25,989	24,175

Condensed Balance Sheets
(unaudited, in thousands)

	June 30, 2008	June 30, 2007
Assets		
Cash, cash equivalents and marketable securities	$ 16,755	$ 38,762
Other current assets	401	961
Total current assets	17,156	39,723
Property and equipment, net	688	849
Other noncurrent assets	523	523
	$ 18,367	$ 41,095
Liabilities and stockholders' equity		
Current liabilities	$ 1,851	$ 2,615
Long-term obligations	71	79
Stockholders' equity	16,445	38,401
	$ 18,367	$ 41,095

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